Exhibit 99.1

Ambow Education Announces Third Quarter 2018 Financial Results

BEIJING, November 26, 2018 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and nine-month periods ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•	Net revenues for the third quarter of 2018 increased by 10.6% to US$15.7 million from US$14.2 million in the same period of 2017. This increase was due primarily to revenues from Boston-based Bay State College (“BSC”) (acquired in November 2017) and higher student enrollment for the 2018-2019 academic year in the Company’s K-12 schools.

•	Gross profit for the third quarter of 2018 was US$4.3 million, compared with US$4.2 million for the same period of 2017. Gross profit margin was 27.4% for the third quarter of 2018, compared to 29.6% in the same period of 2017. The decrease in gross profit margin was primarily attributable to lower profit margin at BSC, as the Company is in the process of consolidating its business operations.

•	Operating expenses in the third quarter of 2018 decreased by 13.0% to US$6.0 million from US$6.9 million for the same period of 2017. Operating expenses as a percentage of net revenues for the quarter decreased to 38.2% from 48.6% in the same period of 2017.

•	Operating loss in the third quarter of 2018 decreased by 37.0% to US$1.7 million from US$2.7 million for the same period of 2017.

•	Net loss attributable to ordinary shareholders for the third quarter of 2018 was US$1.8 million, or US$0.04 per basic and diluted share, compared with a net income of US$2.6 million for the third quarter of 2017, or US$0.07 per basic and diluted share, as a one-time gain of US$5.7 million from the sale of subsidiaries was recorded in the prior-year quarter.

•	As of September 30, 2018, Ambow maintained strong cash resources of US$62.1 million, comprised of cash and cash equivalents of US$30.5 million, short-term investments of US$27.2 million, and restricted cash of US$4.4 million.

•	As of September 30, 2018, the Company’s deferred revenue balance was US$24.4 million, representing a 38.6% increase from US$17.6 million as of December 31, 2017, mainly attributable to tuition and course fees collected in the K-12 business segment for the 2018-2019 academic year, and tuition and fees collected at BSC for the fall semester of 2018.

First Nine Months 2018 Financial Highlights

•	Net revenues for the first nine months of 2018 increased by 17.3% to US$52.8 million from US$45.0 million in the first nine months of 2017, due primarily to revenues from BSC and higher student enrollment for both 2017-2018 and 2018-2019 academic years in the Company’s K-12 schools.

•	Gross profit for the first nine months of 2018 increased by 7.0% to US$19.9 million from US$18.6 million in the first nine months of 2017. Gross profit margin was 37.7%, compared to 41.3% in the same period of 2017. The decrease in gross profit margin was primarily attributable to lower profit margin at BSC, as the Company is in the process of consolidating its business operations.

•	Operating expenses for the first nine months of 2018 were US$19.0 million, an 8.2% decrease from US$20.7 million in the same period of 2017. Operating expenses as a percentage of net revenues for the period decreased to 36.0% from 46.0% in the same period of 2017.

•	Operating income in the first nine months of 2018 was US$0.8 million, compared with an operating loss of US$2.1 million for the same period of 2017.

•	Net income attributable to ordinary shareholders for the first nine months of 2018 was US$2.0 million, or US$0.05 per basic and diluted share, compared with a net income of US$3.7 million for the first nine months of 2017, or US$0.10 per basic and diluted share, as a one-time gain of US$5.7 million from the sale of subsidiaries was recorded in the prior-year period.

Dr. Jin Huang, Ambow’s President and Chief Executive Officer, commented, “We are pleased with the results achieved during this seasonally slow quarter, as they continue to demonstrate our solid growth trajectory. Both of our primary revenue streams, Better Schools and Better Jobs, continued to show strong growth with 6% and 43% year-over-year increases, respectively. Notably in the third quarter, deferred revenue grew 39% to US$24.4 million from the prior year period. This significant increase positions us well for near-term growth.

“During the third quarter, we also focused heavily on further differentiating our education services through our enhanced collaboration with schools and corporations and our increasing library of cutting-edge curriculum offerings and training programs. With our industry-leading experience, Ambow is uniquely positioned to play an integral role in addressing the gap between supply and demand for job-ready talent, in particular, helping career universities/colleges prepare students for the booming IT and technology-driven upgrades happening across nearly all industries. We’re on track with implementation of our new cross-border college/university model through deepened integration with Bay State College.

“With the tuition fees from Bay State College contributing significantly to Ambow’s revenue throughout 2018, we also incorporated the transition expenses related to this acquisition into our financial results, which has pressured our margins. However, with our strong cost control effort, we’ve been able to deliver improved operating leverage to largely offset this pressure. Our results were favorably impacted by the meaningful reduction in both operating expenses and operating expenses as a percentage of net revenues on a year-over-year basis in the third quarter and the first nine months of 2018, as well as a 23% decrease in general and administrative expenses in the third quarter of 2018 compared with the same period in 2017.

“Looking forward, we anticipate continued improvements in Ambow’s overall operating performance, which will include the introduction of new revenue-generating program. We are committed to increasing enrollments across all Ambow programs while maintaining stringent cost controls, and we are confident in our ability to accelerate profitable growth and strengthen our leadership position in the career enhancement market in China.”

The Company's third quarter 2018 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the third quarter and the first nine months of 2018 are based on the effective exchange rate of 6.8680 as of September 28, 2018; all amounts translated from RMB to U.S. dollars for the third quarter and the first nine months of 2017 are based on the effective exchange rate of 6.6533 as of September 29, 2017. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86 10-6206-8000

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-5730-6200

Email: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of September 30,		As of December 31,
	2018		2017
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	30,457	209,177	195,303
Restricted cash	4,373	30,035	2,350
Short term investments, available for sale	7,581	52,067	128,042
Short term investments, held to maturity	19,656	135,000	93,000
Accounts receivable, net	4,524	31,069	24,511
Amounts due from related parties	102	701	-
Prepaid and other current assets, net	19,730	135,505	129,517
Loan receivable, current	6,214	42,677	-
Total current assets	92,637	636,231	572,723
Non-current assets:
Property and equipment, net	23,544	161,701	168,423
Land use rights, net	264	1,815	1,848
Intangible assets, net	13,608	93,457	96,769
Goodwill	10,653	73,166	73,166
Deferred tax assets, net	1,538	10,566	8,222
Long-term loan receivables	-	-	42,677
Other non-current assets, net	1,828	12,555	13,592

Total non-current assets	51,435	353,260	404,697

Total assets	144,072	989,491	977,420

LIABILITIES
Current liabilities:
Deferred revenue *	24,437	167,836	114,396
Accounts payable *	1,874	12,869	23,414
Accrued and other liabilities *	47,373	325,357	418,998
Borrow from third party, current	6,010	41,275	-
Income taxes payable *	30,000	206,039	202,314
Amounts due to related parties *	499	3,430	3,430
Total current liabilities	110,193	756,806	762,552
Non-current liabilities:
Long-term borrowings from third party	-	-	39,205
Consideration payable for acquisitions	985	6,766	6,766
Other non-current liabilities	197	1,350	2,938

Total non-current liabilities	1,182	8,116	48,909

Total liabilities	111,375	764,922	811,461

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of September 30, 2018 and December 31, 2017)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 34,206,939 and 38,436,668 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	105	721	640
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	13	90	90
Additional paid-in capital	509,846	3,501,623	3,456,307
Statutory reserve	2,917	20,036	20,036
Accumulated deficit	(480,908)	(3,302,878)	(3,316,715)
Accumulated other comprehensive income	1,186	8,147	6,876
Total Ambow Education Holding Ltd.’s equity	33,159	227,739	167,234
Non-controlling interests	(462)	(3,170)	(1,275)
Total equity	32,697	224,569	165,959
Total liabilities and equity	144,072	989,491	977,420

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	51,897	356,429	291,069	15,613	107,227	85,690
Intelligent program and services	879	6,034	8,656	37	251	8,656
Total net revenues	52,776	362,463	299,725	15,650	107,478	94,346
COST OF REVENUES
Educational program and services	(32,177)	(220,991)	(169,661)	(11,171)	(76,723)	(60,541)
Intelligent program and services	(755)	(5,188)	(6,059)	(184)	(1,266)	(6,059)
Total cost of revenues	(32,932)	(226,179)	(175,720)	(11,355)	(77,989)	(66,600)

GROSS PROFIT	19,844	136,284	124,005	4,295	29,489	27,746
Operating expenses:
Selling and marketing	(4,654)	(31,967)	(28,205)	(1,855)	(12,740)	(9,015)
General and administrative	(14,105)	(96,872)	(105,014)	(4,036)	(27,717)	(34,673)
Research and development	(240)	(1,647)	(4,653)	(119)	(820)	(1,941)
Total operating expenses	(18,999)	(130,486)	(137,872)	(6,010)	(41,277)	(45,629)

OPERATING INCOME (LOSS)	845	5,798	(13,867)	(1,715)	(11,788)	(17,883)

OTHER INCOME (EXPENSES)
Interest income	781	5,367	4,010	246	1,691	1,267
Foreign exchange gain, net	22	154	740	3	19	739
Other income (loss), net	75	517	(16)	(59)	(408)	893
Gain on disposal of subsidiaries	-	-	38,145	-	-	38,145
Gain from deregistration of subsidiaries	469	3,220	-	-	-	-
Gain on sale of investment available for sale	111	759	4,720	40	275	151
Total other income	1,458	10,017	47,599	230	1,577	41,195
INCOME (LOSS) BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	2,303	15,815	33,732	(1,485)	(10,211)	23,312
Income tax expense	(282)	(1,939)	(8,999)	(308)	(2,113)	(4,990)

NET INCOME (LOSS)	2,021	13,876	24,733	(1,793)	(12,324)	18,322
Less: Net income (loss) attributable to non-controlling interest	6	39	(200)	13	89	912

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	2,015	13,837	24,933	(1,806)	(12,413)	17,410

NET INCOME (LOSS)	2,021	13,876	24,733	(1,793)	(12,324)	18,322

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	182	1,252	981	(73)	(501)	685
Unrealized gains on short term investments
Unrealized holding gains arising during period	65	446	1,506	10	66	755
Less: reclassification adjustment for gains included in net income	62	427	2,690	26	180	50
Other comprehensive income (loss)	185	1,271	(203)	(89)	(615)	1,390

TOTAL COMPREHENSIVE INCOME (LOSS)	2,206	15,147	24,530	(1,882)	(12,939)	19,712

Net income (loss) per share – basic	0.05	0.34	0.64	(0.04)	(0.29)	0.45

Net income (loss) per share - diluted	0.05	0.34	0.63	(0.04)	(0.29)	0.44

Weighted average shares used in calculating basic net income (loss) per share	40,697,965	40,697,965	38,803,676	43,125,614	43,125,614	38,826,232

Weighted average shares used in calculating diluted net income (loss) per share	41,025,566	41,025,566	39,310,607	43,125,614	43,125,614	39,298,522

Discussion of Segment Operations

	For the nine months ended September 30,			For the three months ended September 30,
	2018	2018	2017	2018	2018	2017
	US$	RMB	RMB	US$	RMB	RMB
	(All amounts in thousands)
NET REVENUES
Better Schools	31,012	212,992	196,746	8,103	55,653	50,861
Better Jobs	20,885	143,437	94,323	7,510	51,574	34,829
Others	879	6,034	8,656	37	251	8,656
Total net revenues	52,776	362,463	299,725	15,650	107,478	94,346
COST OF REVENUES
Better Schools	(19,132)	(131,397)	(124,692)	(6,198)	(42,570)	(39,317)
Better Jobs	(13,045)	(89,594)	(44,969)	(4,973)	(34,153)	(21,224)
Others	(755)	(5,188)	(6,059)	(184)	(1,266)	(6,059)
Total cost of revenues	(32,932)	(226,179)	(175,720)	(11,355)	(77,989)	(66,600)
GROSS PROFIT
Better Schools	11,880	81,595	72,054	1,905	13,083	11,544
Better Jobs	7,840	53,843	49,354	2,537	17,421	13,605
Others	124	846	2,597	(147)	(1,015)	2,597
Total gross profit	19,844	136,284	124,005	4,295	29,489	27,746